Exhibit 99.1

Vermilion Energy Inc. Announces Closing of the Acquisition of Leucrotta Exploration Inc.

CALGARY, AB, May 31, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that we have closed the acquisition of Leucrotta Exploration Inc. ("Leucrotta") pursuant to the terms of the previously announced arrangement agreement (the "Arrangement" or the "Leucrotta Acquisition") dated March 28, 2022, as amended, among Vermilion, Leucrotta and Coelacanth Energy Inc. ("Coelacanth").

The primary asset acquired pursuant to the Leucrotta Acquisition is the Mica property, comprised of 81,000 gross (77,000 net) contiguous acres of Montney mineral rights in the Peace River Arch straddling the Alberta and British Columbia borders. We have conservatively identified 275 multi-zone, extended reach, drilling prospects to date, representing an expected two decades or more of low-risk, self-funding, high-deliverability drilling inventory with strong rates of return. Over the past two months since time of deal announcement, North American gas prices have strengthened, as illustrated by the 35% increase to 2023 AECO strip further reinforcing the profitability of the Mica property. We believe there is meaningful upside in other zones, which could add significant inventory to this land base and the optionality for cube development. The multi-zone development nature of these assets is a natural extension of the multi-zone development that our Canadian Business Unit has been focused on in West Central Alberta for over a decade. Integrating these assets into our Canadian asset base allows us to high-grade our North  American portfolio and is expected to add decades of inventory while continuing to develop and grow our international portfolio with the goal of maximizing free cash flow for shareholders over the near and long-term. We look forward to integrating the Mica assets into our portfolio, and our experienced team has the operating, technical and financial capability to deliver synergies and maximize the value of this fully delineated, multi-decade free cash flow(1) generating asset.

Prior to the completion of the Arrangement, Vermilion had ownership, control or direction over 7,536,800 common shares ("Leucrotta Shares") of Leucrotta, representing approximately 2.9% of the outstanding Leucrotta Shares, and no common shares ("Coelacanth Shares") of Coelacanth. As a result of the Arrangement, we acquired: (A) all of the outstanding shares of Leucrotta for $1.73 per Leucrotta Share paid to the former holders of Leucrotta Shares (other than Vermilion) and approximately $0.76 per Leucrotta Share "flow-though" purchase warrant paid to the former holders of Leucrotta Share "flow-though" purchase warrants; and (B) 53,303,668 Coelacanth Shares for aggregate cash consideration of $14.3 million (or $0.27 per Coelacanth Share) paid to Coelacanth. Additionally, as part of the Arrangement, Coelacanth issued an aggregate of approximately 289,792,341 Coelacanth Shares and an aggregate of approximately 55,553,192 Coelacanth Share purchase warrants ("Coelacanth Warrants") to the former holders of Leucrotta Shares, including 7,536,800 Coelacanth Shares and 1,444,804.56 Coelacanth Warrants to Vermilion. The Coelacanth Warrants are exercisable at a price of $0.27 per Coelacanth Share and will be exercisable in whole or in part at any time until 5:00 p.m. (Calgary time) on June 30, 2022. Vermilion has hence acquired 18.0% of the outstanding Coelacanth Shares on a partially diluted basis.

The purpose of the Arrangement was to enable Vermilion to acquire all of the outstanding voting shares of Leucrotta and to acquire an ownership position in Coelacanth. Following delisting of the Leucrotta Shares from the TSX Venture Exchange, we will cause Leucrotta to apply to cease to be a reporting issuer or equivalent in each of the provinces of Canada. Subject to applicable law and compliance with the terms of the ASPP (as defined below), Vermilion will continue to review its holdings of Coelacanth's securities, and depending on market conditions, general economic conditions and industry conditions, Coelacanth's business and financial condition and prospects and/or other relevant factors, may increase or decrease its investment in the securities of Coelacanth or pursue any of the actions listed in paragraphs (a) through (k) of Vermilion's early warning report filed under Coelacanth's profile on SEDAR (www.sedar.com) dated May 31, 2022. Vermilion has also entered into an automatic share purchase plan with a designated broker (the "ASPP") in order to mitigate the impact of dilution caused by the exercise, from time to time, of convertible securities of Coelacanth and/or to increase Vermilion's overall ownership position in Coelacanth. Vermilion intends to exercise the Coelacanth Warrants as soon as possible.

(1)	This document references free cash flow which is not specified, defined, or determined under International Financial Reporting Standards ("IFRS") and is therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. Free cash flow represents fund flows from operations in excess of capital expenditures and is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 4% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: the number of drilling prospects in respect of the acquired Mica assets and the attributes and expected performance of such assets'; Vermilion's plans with respect to Leucrotta and its investment in Coelacanth; and Vermilion's' business strategies and objectives.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan or realize anticipated benefits from the Arrangement; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld, including with respect to indigenous consultation; uncertainty regarding the impact and potential delays that might result from the June 29, 2021 BC Supreme Court ruling in Blueberry River First Nations (Yahey) v. Province of British Columbia on British Columbia and/or federal laws or policies affecting resource development in British Columbia and potential outcomes of the ongoing negotiations between Blueberry River First Nations and the Government of British Columbia; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Leucrotta drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com; Vermilion's address is 3500, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3.; Leucrotta's and Coelacanth's address is 2110, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8.

CO: Vermilion Energy Inc.

CNW 17:33e 31-MAY-22